Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2022, ICL had the following series of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 1.00 per share	ICL	The New York Stock Exchange

Capitalized terms used but not defined herein have the meanings given to them in ICL’s annual report on Form 20-F for the year ended December 31, 2022.

ORDINARY SHARES

The following description of our share capital and provisions of our Articles of Association are summaries and are qualified in their entirety by reference to the full text of the Articles of Association, which was filed as Exhibit 1.2 to our to registration statement on Form F-1 (file no. 333- 198711, as amended) filed with the Securities and Exchange Commission on September 12, 2014.

We are an Israeli company incorporated with limited liability and our affairs are governed by the provisions of our Memorandum of Association and Articles of Association, each as amended and restated from time to time, and by the provisions of applicable Israeli law, including the Companies Law.

Our number with the Israeli Registrar of Companies is 520027830. The purposes of our Company appear in Section 2 of our Memorandum of Association and Section 3 of our Articles of Association. They authorize us to engage in any lawful activity whatsoever, including any activities in the fields of mining, manufacturing, production, trade, transport, marketing and distribution of ores, minerals and substances or compounds of all kinds, including downstream products or related products, alone or with others, and including to hold shares or other rights in corporations or businesses in those fields. In addition, our Articles of Association authorize us to donate reasonable amounts to any worthy causes. Our registered office is at Millennium Tower, 23 Aranha Street, Tel Aviv, 61070, Israel.

The Board of Directors

Under the Companies Law and our Articles of Association, our Board of Directors may exercise all powers and take all actions that the Company may exercise pursuant to the Companies Law Articles of Association that are not required under the Companies Law or under our Articles of Association to be exercised or taken by another corporate body, including the power to approve the borrowing of money by our Company. Our directors are not subject to any age limit requirement, nor are they disqualified from serving on our Board of Directors because of a failure to own a certain amount of our shares.

Our Ordinary Shares

Dividends and Liquidation Rights

Under the Israeli Companies Law, the declaration of dividends requires a resolution of the board of directors and does not require shareholder approval unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our Board of Directors.

According to the Companies Law, the distribution amount is limited to the greater of retained earnings or profits accrued in the last two years, according to the then last reviewed or audited financial statements of the company (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which such financial statements relate is not more than six months before the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors or, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Subject to the rights of holders of shares with preferential or special rights which may be authorized in the future, holders of our ordinary shares are entitled to participate in the payment of declared dividends on a pro rata basis in accordance with the amounts paid-up or credited as paid-up on the par value of such ordinary shares at the time of payment, without taking into account any premium paid thereon.

In the event of our liquidation, holders of our ordinary shares are entitled to a pro rata share of surplus assets remaining over liabilities, subject to rights conferred on any class of shares which may be issued in the future, in accordance with the amounts paid-up or credited as paid-up on the par value of such ordinary shares, without taking into account any premium paid thereon.

Under Israeli law, holders of ordinary shares are permitted to freely convert dividends and liquidation distributions into non-Israeli currencies, provided that we have withheld Israeli income tax with respect to such amounts. Certain reporting obligations may apply. Pursuant to the Bank of Israel Law, 5570-2010, currency control measures may be imposed by governmental action, under special circumstances, at any time.

Voting Rights

Holders of our ordinary shares are entitled to one vote for each share on all matters submitted to a vote of shareholders, subject to any special rights of the Special State Share or to any class of shares that may be authorized in the future. Cumulative voting is not permitted for the election of directors.

Quorum

Pursuant to our Articles of Association, the quorum required for a meeting of shareholders consists of at least two shareholders, present in person or by proxy, holding in the aggregate more than 50% of the issued shares conferring voting rights. If a quorum is not present within half an hour from the time designated for the meeting, the meeting will be adjourned to the same day in the following week at the same time and place, or any other date, time or place as our Board of Directors designates in a notice to the shareholders. If at such adjourned meeting a quorum as specified above is not present within half an hour from the time designated for the adjourned meeting, two shareholders holding in the aggregate at least one-third of the issued shares, present in person or by proxy, shall constitute a quorum.

Shareholders’ Meetings and Resolutions

The Chairman of our Board of Directors and in his absence the vice-chairman (if any), is entitled to preside as Chairman of each shareholder meeting. If there is no Chairman or Vice-Chairman or he/she is not present at the meeting within a quarter of an hour from the time offset for the meeting or if neither of them wishes to chair the meeting, the shareholders present at the meeting shall elect an attending shareholder to chair the meeting. The Chairman has an additional or casting vote in the event of a tie at a shareholder meeting.

A simple majority of the shareholders present, in person or by proxy, at the meeting is sufficient to approve shareholders' resolutions, including any amendment to our Articles of Association, unless otherwise required by our Articles of Association or by law. Certain actions require the consent of the holder of the Special State Share. See "The Special State Share" below.

We are required to hold an annual meeting of our shareholders once every calendar year, that must be held no later than 15 months after the date of the previous annual meeting. All meetings other than the annual meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place as it may determine. In addition, the Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the written request of:

•	any two directors of the company or one quarter of the serving members of the board of directors; or
 one or more shareholders holding, in the aggregate either: (i) five percent of the outstanding shares of the company and one percent of the voting power in the company; or (ii) five percent of the voting power in the company.

The Companies Law enables our Board of Directors to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any meeting of our shareholders. Under regulations promulgated under the Companies Law, as a company listed on an exchange outside Israel, the record date may be not more than forty days and not less than four days prior to the date of the meeting, and notice of a general meeting is required to be provided to shareholders at least 21 or 35 days prior to the meeting, depending on the type of matter on the agenda.

Modification of Shareholders’ Rights

Under the Companies Law, the rights attached to a class of shares may be altered by the approval of the shareholders of such class holding a majority of the voting rights of such class. The provisions in our Articles of Association pertaining to general meetings also apply to any special meeting of a class of shareholders.

Preemptive Rights

No preemptive rights are attached to our ordinary shares.

Restrictions on Non-Residents of Israel

The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Memorandum of Association, our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel and except for transfers regulated by the terms of the Special State Share.

The Special State Share

The State of Israel holds a nontransferable Special State Share in ICL in order to preserve the State’s vital interests. Any change in provisions of our Articles of Association relating to the rights attached to the Special State Share requires the consent of the State of Israel. The Special State Share grants its holder the rights described below.

Without the consent of the holder of the Special State Share, the sale or transfer of material assets of the Company or the grant of any other rights in such assets, not in the ordinary course of our business, whether in one transaction or in a series of transactions, shall be invalid. The holder of the Special State Share has the right to oppose such a transfer of a material asset only if, in its opinion, such transfer is likely to harm one of the “vital interests of the State” as such term is defined in our Articles of Association and described below. Restrictions are also imposed on voluntary liquidation, mergers and reorganizations, excluding certain exceptions enumerated in our Articles of Association.

In addition, without the consent of the holder of the Special State Share, any acquisition or holding of 14% or more of our outstanding share capital is not valid. In addition, any acquisition or holding of 25% or more of our outstanding share capital (including an increase of holdings to 25%) is not valid without the consent of the holder of the Special State Share, even if in the past the consent of the holder of the Special State Share had been obtained for ownership of less than 25%. Our Articles of Association set forth procedures required to be followed by a person who intends to acquire shares in an amount that would require the approval of the holder of the Special State Shares. A pledge over shares is treated like an acquisition of shares. As a condition to voting at any shareholder meeting, each interested party in the Company, including a holder of 5% or more of our outstanding shares, is required to certify in writing that the voting power derived from the holding of shares does not require the approval of the holder of the Special State Share or that such approval has been obtained.

In addition to the above, the consent of the holder of the Special State Share is required for the ownership of any shares that grant their holder the right, ability or practical potential to appoint, directly or indirectly, 50% or more of our directors, and such appointments will not be valid as long as such consent has not been obtained.

The holder of the Special State Share has the right to receive information from us, as provided in our Articles of Association. Our Articles of Association also provide that the holder of the Special State Share will use this information only to exercise its rights under the Articles of Association for purposes of protecting the State’s vital interests.

Our Articles of Association also impose a periodic reporting obligation on us for the benefit of the holder of the Special State Share, regarding all asset-related transactions approved by our Board of Directors during the three months prior to the date of the report, any changes in share capital ownership and any voting agreements among the Company’s shareholders signed during that period.

The following are the “State's vital interests” as defined in our Articles of Association for purposes of the Special State Share:

•
To preserve the character of the Company and its subsidiaries Dead Sea Works Ltd., Rotem Amfert Negev Ltd., Dead Sea Bromine Ltd., Bromine Compounds Ltd. and Tami (I.M.I.) Research & Development Institute Ltd. as Israeli companies whose centers of business and management are in Israel.

•
To monitor the control over minerals and natural resources, for purposes of their efficient development and utilization, including maximum implementation in Israel of the results of investments, research and development.

•
To prevent the acquisition of a position of influence in the Company or the foregoing Israeli subsidiaries by hostile entities or entities likely to harm the foreign and security interests of the State of Israel.

•
To prevent the acquisition of a position of influence in the Company or the foregoing Israeli subsidiaries or management of such companies, if such acquisition or management may create a situation of material conflict of interest likely to harm one of the vital interests listed above.

Furthermore, our headquarters and the ongoing management and control over our business activities must be in Israel. The majority of the members of our Board of Directors must be Israeli citizens and residents. In general, meetings of our Board of Directors will place in Israel.

Other than the rights enumerated above, the Special State Share does not grant the holder any voting or equity rights.

The State of Israel also holds a Special State Share in the following ICL subsidiaries: Dead Sea Works Ltd., Dead Sea Bromine Ltd., Rotem Amfert Negev Ltd., Bromine Compounds Ltd., Tami (I.M.I.) Research & Development Institute Ltd. and Dead Sea Magnesium. The rights granted by these shares according to the Articles of Association of these subsidiaries are substantially similar to the rights enumerated above. The full provisions governing the rights of the Special State Share appear in our Articles of Association and in the Articles of Association of such subsidiaries are available are available for the public's review.

Anti-Takeover Provisions; Mergers and Acquisitions

Mergers

The Companies Law permits mergers with the approval of each party's board of directors and, unless certain requirements described under the Israeli Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting. The board of directors of a merging company may not approve the merger if it determines that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities.

In accordance with the Companies Law, our Articles of Association provide that a statutory merger may be approved at a shareholders meeting by a majority of the voting rights represented at the meeting, in person or by proxy, and voting on the merger. For purposes of the shareholder vote of a merging company whose shares are held by the other merging company or a person or entity holding 25% or more of any of the means of control of the other merging entity, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares voting on the matter at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, or by any other person or entity who holds 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. If, however, the merger involves a merger with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders

If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. In addition, our Articles of Association provide that a merger must be approved by the holder of our Special State Share.

Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order to delay or prevent the merger, and the court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger the surviving company will not be able to satisfy all of the obligations of the parties to the merger.

In addition, a merger may not be completed until at least 50 days have passed from the date that a merger proposal was filed with the Israeli Registrar of Companies by each party and 30 days have passed since the merger was approved by the shareholders of each party.

Mergers may also be conducted by court order under a plan of arrangement.

Special Tender Offer

The Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% of the voting rights in the company, unless there is already a person holding 25% of the voting rights in the company, subject to certain exceptions. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, unless there is already a person holding more than 45% of the voting rights in the company subject to certain exceptions. No tender offer is required if the acquisition of shares (i) occurs in the context of a private placement by the company that received shareholder approval as a private placement purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; or (ii) was from a holder of 25% or 45% of the voting rights in the company, as the case may be.

A special tender offer must be extended to all shareholders of a company. A special tender offer generally may be consummated only if (i) at least 5% of the voting power attached to the company's outstanding shares will be acquired by the offeror (the offeror is not required to purchase more than 5% of the voting power attached to the company's outstanding shares, regardless of how many shares are tendered by shareholders); and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it, at the time of the offer, and any person or entity under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Full Tender Offer

A person wishing to acquire shares of an Israeli public company, and who would as a result hold more than 90% of the target company's voting rights or issued and outstanding share capital (or a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class), and more than half of the shareholders who do not have a personal interest in the offer accept the offer, ; or (b) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company (or the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, file a request to the court within six months following the acceptance of such a tender offer to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the voting rights or the issued and outstanding share capital of the company (or the applicable class) from shareholders who accepted the tender offer.

Tax Law

Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the merging companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is for a limited period and can become payable even if no actual disposition of the shares has occurred.

Shareholder Duties

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing its power in the company. This duty applies, inter alia, when voting at a meeting of shareholders on the following matters:

•	an amendment to the company's articles of association;
•	an increase of the company's authorized share capital;
•	a merger; and
•	certain related party transactions requiring shareholder approval under Israeli law.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of a director or officer of the company or another power with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.